UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cen Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 9, 2018

Physical address of issuer
1937 Hummock Lane, Encinitas, CA 92024

Website of issuer
www.cen.ai

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 29,691.42	$0.00
Cash & Cash Equivalents	$ 29,691.42	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$46,114.00	$0.00
Revenues/Sales	$517.99	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$86,001.08	$0.00

April 30, 2019

FORM C-AR

Cen Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Cen Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.cen.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Cen Inc. (the "Company") is a Delaware Corporation, formed on February 9, 2018.

The Company is located at 1937 Hummock Lane, Encinitas, CA 92024.

The Company's website is www.cen.ai.

The information available on or through our website is not a part of this Form C-AR.

The Business

Cen Inc. is developing technology to crowdsource human knowledge into a blockchain-based database mediated by the BIT Token which allows the creation of fair AI systems that blend human and artificial intelligence together in real time. The BIT token represents the use of human knowledge and skill in a human/artificial intelligence market. Minders (human expert authors) generate knowledge which is recorded using ERC-721 (cryptokitty-styled) smart contracts on the Etherium blockchain. When their knowledge is used Minders are rewarded with BIT tokens. Advertisers - really service providers in the Intelligence Economy - hold and spend tokens in order to gain access to the users of the BIT knowledgebase. Initial prototypes have been built on Etherium. Most knowledge is encoded on sidechains as Etherium itself is not fast enough to service real-time communications and Al. We may migrate to a newer blockchain if the roadmap for Etherium does not address these issues in a timely manner.

- Initial Blockchain: Etherium
- Migration to Alternative Blockchain: Likely for scaling
- Expected Network Launch date: 2019
- Total number of Tokens authorized for creation: 3,000,000,000 max tokens until 1 billion users are recruited or the network has been operating for >10 years. At 1 billion users an additional 10% tokens will be generated to provide additional user recruitment bonuses. At 10 years a maximum of 3% additional tokens will be minted per annum to reward "minders".
- Number of Tokens or Rights to Tokens already issued: 536,000,000
- Anticipated Distribution of Tokens
  - Investors 33%: 990,000,000
  - Founders 17%: 500,000,000
  - Company 10% 310,000,000
  - Supporters 2%: 60,000,000
  - Foundation 5%: 150,000,000
  - Minders 33%: 990,000,000
- Will they be listed on Exchanges: If the BIT Tokens are developed and issued and there exists SEC licensed exchanges for our BIT Tokens, we currently intend to apply for listing on one or more such SEC licensed exchanges.

Cen Inc. is a newly formed Delaware corporation which is developing a platform which will use communication technology to empower crowdsourced human intelligence and build, monitor, and distribute AI systems. The technology will be used to drive chatbots, conversational agents, and intelligent personal assistants, enabling them to cope with questions that are outside their scripted programming. As currently contemplated, the system will work by sending difficult questions to be answered by a combination of AI and humans. Many experts are available at any one time so the human intelligence merges seamlessly into the AI sessions. As the experts interact with human users and assist the AI to answer questions, they will add their knowledge to a distributed blockchain powered knowledge base. This stored knowledge should allow similar questions to be automatically answered in the future. When a human expert puts their knowledge into the knowledge base they will receive tokens - based on the ERC-721 Etherium standard. These should provide them with a degree of ownership for that portion of the knowledge and a potential royalty stream in the future if that knowledge is widely used. The system plans to tokenize human knowledge on the blockchain and has a similar purpose to Internet Encyclopedia Wikipedia. The business hinges around two main innovations:

• Crowd meets Cloud: Crowdsourcing has touched much of the economy; Facebook content is mostly generated by its users, the community has generated the encyclopedia Wikipedia, much of the Internet runs on open source software and crowdfunding that has driven the ICO phenomenon. We intend to use the crowd to power the knowledge base needed for AI in the future in a way that keeps it open and democratic and using the crowd to provide the oversight that we believe Ais need.

• Open Outcry Advertising: Market: The information economy is giving way to the intelligence economy. Google introduced the pay to click bidding market that revolutionized 'small adds' on the internet. We believe a new type of advertising market will be needed in the AI economy that allows companies to talk to users via Intelligent Assistants. We believe this will be fulfilled by an open outcry marketplace which we are in the process of building. We will generate two stores of valuable data - the BIT knowledge base, and the User knowledge base. The BIT knowledge base is envisaged to be a set of rules and information that allows an AI to reason about real-world information such as countries, flight timetables and tax return forms. This is a different sort of AI problem to commonly discussed classification tasks. A number of startups, including ones using blockchain sell datasets that have been classified by humans or offer the service of human classifiers. Thus a deep learning neural net can be trained to distinguish between cats and dogs or anything that can be turned into an 'image'. Some antivirus software companies train a neural net to distinguish good software from bad (viruses) and others use similar methods to distinguish a good network user from a hacker. But more complex AI tasks cannot be tackled as classification tasks. Rather, they need to reason with knowledge in a stepwise fashion. It is this store of information that Cen intends to records in the BIT knowledge base. We also plan to provide a standardized way for AI's to get information about a user. This is very important in the emerging AI economy as knowledge of a user's preferences, information and current state allows an AI to perform much better. Imagine, if I have just booked a flight to London and need to book a hotel - likely I am looking for a hotel in London. If two different services perform the flight booking and the hotel booking they will be at a disadvantage to a single service. This means there will be a considerable competitive activity to consolidate services unless a distributed solution is provided. We intend to offer such a distributed solution. We are a pre-revenue startup in the alpha stage of product development. It is possible to test out first alpha prototype at our website www.cen.ai or via Telegram or shortly by making a regular phone call. Details can be found at our website. We intend to earn revenue in the future through four main routes. The balance of these revenue streams is unknown and the financial projections provided later are estimates.

1. Users will pay for AI service. (This is on a freemium basis. The user will receive basic service free and pay for more advanced features.)

2. When a user utilizes the AI service to make a purchase Cen will receive payment from the partner.
3. Advertisers who wish to offer service to users will be able to connect via the Cen API and pay Cen for advertising leads.
4. Third parties who wish to offer AI services will be able to license the CEN/BIT knowledge base for use by their system.

Our founders have worked together over many years on a range of human intelligence and communications projects. James Tagg and Dr. Ed Guy have been key members of the revolution in Internet communications. Dr. Ed Guy built the VoIP architecture that most modern internet companies use to implement voice and video communications. James Tagg was the first person to use this architecture in a mobile context at Truphone a company he founded and consequently sent the first SMS over IP and made the first Voice over Internet Protocol (VoIP) call on all the main mobile phone operating systems; iPhone, Blackberry, Android and Nokia s60. James Tagg and Dr. Erik Viirre are founders of The Penrose Institute which seeks to understand human consciousness and the laws of physics that underlie it. Dr. Erik Viirre is a pioneering research in human cognition. Manju Kesani worked with James Tagg at Truphone. More detailed biographies are provided later in the section on company management

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Manju Kesani , Erik Viirre, Ed Guy, and James Tagg who are Chief Commercial Officer , CIO & Director , CTO, Secretary & Director , and CEO, President & Director of the Company, respectively. The Company has or intends to enter into employment agreements with Manju Kesani , Erik Viirre, Ed Guy, and James Tagg although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Manju Kesani , Erik Viirre, Ed Guy, and James Tagg or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying Bitcoins held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investor's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.
Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.

New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g., U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoins in one or more countries.

Although currently Bitcoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Bitcoins or to exchange Bitcoins for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investor, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.

In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the

Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant

16

delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company may not successfully develop, market and launch the Cen system and BIT knowledge base, or issue BIT Tokens.

The Cen System and knowledge base (the "Cen System") and Basic Intelligence Tokens ('Tokens" or "BIT Tokens") have not yet been developed by the Company, and developing and successfully launching the Cen System and issuing the Tokens will require significant capital funding, expertise of the Company's management, time and effort. The Company may have to make changes to the specifications of the Cen System or Tokens to be developed, produced and offered by the Company for any number of legitimate reasons or the Company may be unable to develop the Cen System in a way that realizes those specifications or any form of a functioning application. It is possible that the Tokens and the Cen System may not ever be released and there may never be an operational Token. The Cen System and Tokens, if successfully developed and maintained, may not meet Purchaser expectations at the time of purchase. Furthermore, despite good faith efforts to develop and launch the Cen System, it is still possible that the Cen System will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Cen System and BIT Tokens. The Company intends to use certain of the proceeds of this offering (the "Offering") to make significant investments in developing and launching a viable Cen

System and Token. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Cen System and launch it. There is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain BIT Tokens and the Cen System. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Cen System, there may not be sufficient demand for the utility of Tokens for the Company to proceed with the Launch. As a result, Purchasers may lose some or all of their investment.

The Company may be forced to cease operations or take actions that result in a Dissolution Event.

It is possible that, due to any number of reasons, including, but not limited to, an unfavorable fluctuation in the value of cryptographic and fiat currencies, the inability by the Company to develop the product that it determines is necessary for a Launch or the Tokens' utility, the failure of commercial relationships, or intellectual property ownership challenges, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a dissolution or liquidation of CEN, in which case investors could lose their entire investment.

The Cen System, if launched, may not be widely adopted and may have limited users.

If launched, it is possible that the Cen System will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed intelligence ecosystems or distributed applications to be used on such networks. Such a lack of use or interest could negatively impact the development of the Cen System and therefore the potential utility and value of Tokens and Stock.

Alternative applications may be established that compete with or are more widely used than the Cen Application.

It is possible that alternative applications could be established that utilize the same or similar open source code and protocol underlying the Cen System and attempt to provide products and services that are materially similar to Cen's products and services. Such alternative applications that compete with the Cen System, could negatively impact the Cen System and the Tokens.

The open-source structure of certain parts of the Cen Application protocol means that the Cen System may be susceptible to developments by users or contributors that could damage the Cen Application and the Company's reputation and could adversely affect the utilization of the Cen System and the Tokens.

The Cen System may be operated based on Ethereum's open-source protocol and other open-source components, which are not maintained by the Company. The open-source nature of certain parts of the Cen System protocol means that it may be difficult for the Company or contributors to maintain or develop the Cen System and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the Cen System adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the elements of the Cen Application that interact with such open source code. Such events may result in a loss of trust in the security and operation of the Cen System and a decline in user activity and could negatively impact the market price of the Tokens and Stock.

Ethereum, the blockchain network on which the Token may depend, may be the target of malicious cyber attacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens.

The Cen System structural foundation, the open-source protocol, the software application and other interfaces or applications built upon the Cen Application are still in an early development stage and are unproven, and there can be no assurances that the Cen System and the creation, transfer or storage of the Tokens will be uninterrupted or fully secure, which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the Cen System. Further, Ethereum or the Cen System may also be the target of malicious attacks seeking to identify and exploit weaknesses which may result in the loss or theft of Tokens. For example, if Ethereum, the Tokens and the Cen Application are subject to unknown and known security attacks (such as double spend attacks, 51% attacks, or other malicious attacks), this may materially and adversely affect the Cen System. In any such event, if the System Launch does not occur or if the Cen Application is not widely adopted, Purchasers may lose all of their investment.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens and token offerings (such as Ethereum, the Cen System and the Tokens) is uncertain, and new regulations or policies may materially adversely affect the development of Ethereum, the Cen System and the utility of the Tokens.

Regulation of tokens and token rights (including the Token Rights and the Tokens), cryptocurrencies, blockchain technologies, and cryptocurrency exchanges is currently undeveloped and likely to evolve rapidly, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the U.S. and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Cen System and the adoption and utility of the Tokens. Failure by the Company or certain users of the Cen Application to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Regulators in other states, such as Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their states' statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The U.S. Department of the Treasury, the U.S. Securities Exchange Commission (the "SEC"), and the U.S. Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The Internal Revenue Service released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating such agencies' interpretation of existing laws. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued public reports stating federal securities laws require treating some blockchain assets as securities. The SEC has also taken enforcement action against companies who have sold blockchain assets to the general public, arguing that the sales of blockchain assets constituted unregistered sales of securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Cen System and the Tokens may be materially and adversely affected. Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect Ethereum and the Cen System. For instance, China has recently adopted certain regulations prohibiting initial coin offerings. Such laws, regulations or directives may conflict with those of the U.S. or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of Ethereum and the Cen Application and the adoption and utility of the Tokens.

There may be occasions when certain individuals involved in the development and launch of the Cen System may encounter potential conflicts of interest in connection with the System Launch, such that those individuals may avoid a loss, or even realize a gain, when other Purchasers are suffering losses.
There may be occasions when certain individuals involved in the development and launch of the Cen System or the Tokens may encounter potential conflicts of interest in connection with this Offering and the System Launch, such that such individuals may avoid a loss, or even realize a gain, when other Purchasers are suffering losses. Purchasers of Token Rights may also have conflicting investment, tax, and other interests with respect to Token Rights investments, which may arise from the terms of the Token Rights, the Tokens, the Token source code, the Cen System, the timing of the System Launch or other token pre-sales, or other factors. Decisions made by the key employees of Cen on such matters may be more beneficial for some Purchasers than for others.

If the Cen Application is unable to satisfy data protection, security, privacy, and other government and industry-specific requirements, its growth could be harmed.

There are a number of data protection, security, privacy and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Cen System's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the Cen Application.

The further development and acceptance of blockchain networks, including Ethereum, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a material adverse effect on the successful development and adoption of the Cen System and the Tokens.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Cen Application will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation: (i) Worldwide growth in the adoption and use of Ethereum and other blockchain technologies; (ii) Government and quasi government regulation of Ethereum and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; (iii) The maintenance and development of the open source software protocol of Ethereum networks; (iv) Changes in consumer demographics and public tastes and preferences; (v) The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks; (vi) General economic conditions and the regulatory environment relating to cryptocurrencies; (vii) A decline in the popularity or acceptance of Ethereum or other blockchain-based tokens would adversely affect our results of operations; or (viii) The slowing or stopping of the development, general acceptance, adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Cen System and the Tokens.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have one patent application in the United States and a PCT application and plan to explore opportunities to patent other parts of our core technology. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market the Cen System, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtain patents that relate to intellectual property, which competes with our intellectual property or technology. Despite independent development, other employers of our inventors could attempt to assert rights over our patents. This may require us to develop or obtain alternative technology or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to guard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time-consuming, and distract management's attention from our core operations.

We have minimal operating capital, no significant assets and no revenue from operations.
We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of the Securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

We may be faced with challenges in complying with Delaware law with respect to stock ledger requirements.
Undertaking an offering using blockchain technology does not easily fit within the regulatory framework for traditional stock ledger requirements. The manner in which we record our Token holders may not be in compliance with Delaware stock ledger requirements. The failure to comply with state laws can result in regulatory actions that could have a negative impact on our business.

If the Tokens ever become transferable, Token transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.
In the event that our platform is developed and becomes operational, or the Tokens become transferable, transactions in the Tokens may be irreversible, and, accordingly, a purchaser of Tokens may lose all of his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures or cyber-security breaches.

Risk of Loss of Credentials.
Tokens will be held in a crypto-wallet. Aa crypto-wallet stores your private key and public keys. Public keys allow outside parties to transmit cryptocurrencies into your digital wallet. Private keys allows you to receive, hold, access and use or transfer Tokens. If a person's crypto-wallet credentials are lost or stolen, the Tokens will be unrecoverable and will be permanently lost. A private key, or a combination of private keys, is necessary to control and dispose of Tokens stored in your wallet. Accordingly, loss of requisite private key(s) associated with your wallet will result in loss of such Tokens. Moreover, any third party that gains access to such private key(s), including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your Tokens. Any errors or malfunctions caused by or otherwise related to the wallet you choose to receive and store Tokens, including your own failure to properly maintain or use such wallet, may also result in the loss of your Tokens.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company is developing technology to crowdsource human knowledge into a blockchain-based database mediated by the BIT Token which allows the creation of fair AI systems that blends human and artificial intelligence together in real time. The system is realized in AI Avatars that converse with human and can answer questions about a range of topics including introductions to a company & sales enquiries.

Business Plan

The Company is presently in alpha phase and talking to potential customer and partners about using the system. We have just begun working towards our first trial with an Indian manufacturing company. We are exploring improvements to the AI Avatar rendering system using Unreal Engine 4. This will dramatically improve the visual presentation of the AI avatar which will be rendered in servers and delivered locally to platforms using streaming WebGL or WebRTC.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Cen AI System	A human / artificial intelligence hybrid system.	The SME website market for company information.

The Company has developed an alpha of the hybrid AI/HI system using the proceeds of the offering so far disbursed. This can be tested at www.cen.ai. The system is not minded full time as yet. The Alpha has been completed with the proceeds of the offering. Further proceeds of the offering will be used to improve, market and sell the product.

Competition

The Company's primary competitors are There are many companies providing AI systems including Google, Amazon, IBM and others.

None of these companies currently utilizes crowdsourcing to generate their knowledge bases (except that some link to Wikipedia and websites to scrape data). These companies might evolve into competitors if they embrace crowd sourcing or they might be partners or they might be both. Crowdsourcing companies exist such as Wikipedia, Reddit, Steem and so forth that might repurpose their data to feed A/s. Finally peer to peer human expertise companies exist such as KIK, Sense, Fiverr et. al. that could merge their services with AI. Currently, we believe we are the only company that integrates crowdsourcing, human and artificial intelligence along with blockchain technology, however, our market is fast moving and it is likely we will become aware of closer or direct competitors in the next few months.

Supply Chain and Customer Base

The company uses a range of opensource projects to construct its software and is not critically reliant on any one provider.

The company is pre-revenue and offering alpha tests at present to a range of customers who include mobile service, real estate, and manufacturing entities.

Intellectual Property

The Company is dependent on the following intellectual property:

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15/420,028	A Human-Artificial Intelligence Hybrid System	A system allowing human intelligence and artificial intelligence to participate in the solving of a problem together, in real time, allowing the human to tag a data set of complex interactions to indicate where the failures are and to develop a system based on this dataset that learns heuristic rules to detect when a failure is likely and to automatically request further human assistance.	01/30/2017	NA	USA
PCT/US2018 /016017	A Human-Artificial Intelligence Hybrid System	A system allowing human intelligence and artificial intelligence to participate in the solving of a problem together, in real time, allowing the human to tag a data set of complex interactions to indicate where the failures are and to develop a system based on this dataset that learns heuristic rules to detect when a failure is likely and to automatically request further human assistance.	04/16/2018	NA	NA

Trademarks

Serial #	Goods / Services	Mark	File Date	Registration Date	Country

87466372	IC 009. Educational software featuring instruction in wide variety of fields and subjects featuring an avatar or chatbot that performs instruction or answers questions.	CEN	12/26/2018	NA*	USA

*Note the trademark is currently denied due to insufficient evidence of first commercial use. This is because the Cen.ai website identifies that we are raising funds via an offer with StartEngine and the USPTO has deemed this to be raising funding rather than commercial use. However, the very next thing we do on the page is offer a working alpha of the product and invite people to test it with a view to them becoming customers. This is first commercial use and we are asking the USPTO to allow the mark.

Governmental/Regulatory Approval and Compliance

The company presently provides a web-based advice service this is a lightly regulated industry. Some areas of advice that we might choose to offer in the future are more regulated such as medical and legal advice. We will take steps to address these regulatory issues prior to offering advice. In the last year, Europe has introduced GDPR regulation and we took action to amend our terms of business and privacy policy on the web.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1937 Hummock Lane, Encinitas, CA 92024.

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Tagg

CEO, President & Director, 4/18/2018 to Present

James Tagg is a serial entrepreneur and award-winning author. He was one of the original inventors of the touchscreen and has founded several companies that specialize in man-machine interfaces and communications. He founded Truphone, the world's first global mobile network, sending the first SMS over the Internet, making the first mobile phone call over the Internet and developing the eSIM for mobile communications. He holds over 200 patents and his first book, Are the Androids Dreaming Yet? explores the limits of Artificial Intelligence and the differences between humans and computers. Prior to founding Cen Inc. Mr Tagg served as CEO of Truphone Ltd, a mobile virtual network operator from 2006 until 2009 when he became CTO and then CIO in 2015 until he left in October 2016 to found The Roger Penrose Institute, a research institute studying physics, and the differences between the human mind and computers, where he serves as Director. He founded CEN in Feb 2018 serves primarily as its CEO.

Education

He studied Physics and Computer Science at Manchester University and Engineering at Cambridge University.

Name

Ed Guy

CTO & Director, 4/18/2018 to Present

Ed Guy started his career at General Electric and Digital Equipment but joined the VoIP industry right at its inception. He worked initially with Bellcore/Telcordia and then moved to Pulver.com where he built and launched Free World DialUp - the world's first network to offer free voice calls over the Internet. The ensuing furore led to the Pulver Act which has ensured net neutrality for communications companies over the last 20 years. He is therefore considered one of the fathers of VoIP. He is a serial startup CTO who founded IPeerx, the VoIP peering exchange, in 2000 which was sold in 2006. He was chief architect for Truphone, a mobile virtual network operator, from 2006 to 2014 and more recently from 2013 to the present has been CTO of Uniphy Health, a medical communications company where he works part-time, 30 hours per week the remaining time free to work on startup activities. He has served as a VoIP instructor to Internet2.0 community and FCC and, authored RFC 5456 and related RFCs. He has broad experience in network-based, large-scale & highly-available voice and data systems.

Education

He holds a PhD in Computer Engineering.

Name

Erik Viirre

CIO, Secretary & Director, 4/18/2018 to Present

Erik Viirre is a Professor at the University of California, San Diego (UCSD), in the Departments of Neurosciences, Surgery and Cognitive Science. Dr Viirre has extensive experience in cognitive systems development for interaction between humans and technology. Between 2012 and 2017, he was the Medical and Technical Director of the Qualcomm Tricorder XPRIZE, a technology competition for consumer-driven mobile health platforms with embedded Artificial Intelligence. Dr Viirre has worked on human safety and medical applications of VR and its human factors with funding from the National Institutes of Health, National Science Foundation, US Navy, DARPA, NASA and numerous corporate sources. Dr Viirre has participated in a variety of start up companies, including Zero G Corporation, 3E Therapeutics and Otosound LLC, which has developed his patented medical device for treatment of tinnitus. He is a Medical Doctor, specializing in disorders of the inner ear. Dr Viirre is a practicing physician and serves as a Professor of Neurosciences, Surgery and Cognitive Sciences at the University of California, San Diego where he has been since June 1997, this is his primary job.

Education

He has a PhD in Neurology.

Name

Manju Kesani

CCO, President & Director, 4/18/2018 to Present

Manju Kesani has led marketing and commercial teams for 20 years at communication companies such as; EE, Truphone, Lebara Group and the Vodafone partners in Lithuania and Latvia. He blends his passion for brand and marketing with the analytical rigor he gained as a Wharton MBA. Most recently (2016 until 2017) he was Director of Pay Monthly, responsible for managing the £4 billion revenue consumer P&L for EE, the UK's largest mobile operator. During this period, EE posted its best consumer results ever. From 2013-2015 he served as Chief Marketing Officer and then Commercial Officer for Truphone, where he led all its brand and commercial activities across eight countries and served as Chief Marketing Officer for the Lebara Group, one of the fastest growing MVNOs in the world, where he was responsible for all marketing and brand activities across their footprint. Outside the communications sphere, he has acted as an advisor to WorldRemit, one of Europe's most successful fintech startups and raised $43 million in equity and $400 million in debt to start a new airline in India.

Education

Manju has a masters degree in business administration (MBA) from the Wharton School of the University of Pennsylvania and a bachelor's degree in Industrial Engineering, from Bangalore University (India), which he received with high honors.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees based in California, New Jersey, and United Kingdom.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common A Stock
Amount outstanding	8,900,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Ed Guy, James Tagg, and Kelly Garnell
Amount outstanding	$46,000.00
Interest rate and payment schedule	No interest
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	Payable only if and when the Company raises $500,000.
Other material terms	N/A

The total amount of outstanding debt of the company is $46,000.00.

The Company has conducted no prior Securities offerings in the past three years:

Securities issued pursuant to Regulation CF:

Security Type	Number Sold*	Money Raised	Use of Proceeds	Offering Date*	Exemption from Registration Used or Public Offering
Common B Stock	31,571	$114,02.50	Sales, Marketing and Development of the product to Alpha phase and first trial.	05/15/2018	Regulation CF

* Note that the Company is currently conducting a Reg CF and will not allocate any securities until the offering closes. The Company has raised and disbursed $114,802.50 to date which will result in the issuing of up to 31,571 Common B Stock depending on any bonus shares awards as described in the offering.

Ownership

A majority of the Company is owned by the founders or their immediate family. Those people with significant ownership are listed below.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Tagg	38.2%
Ed Guy	34.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$86,001.08	$0.00	$0.00

Operations

We have just issued our first invoice to design a trial system for an Indian manufacturing group and hope to shortly be post-revenue. We are demonstrating the system to a range of potential customers. We anticipate starting to generate trial revenue in the summer of 2019. We have trimmed out expenditures to match our fundraising and can operate the business for 6 months without significant revenue generation. Our expenditure plans comprise improvement to the product and supporting trials. Our core staff continues to work on the product without salary during this fundraising and trial activity. R&D is predominately being done in India, a low-cost base location.

Financial Milestones

The company has extended its crowdsource funding campaign and is investing in the development of its AI, Avatar, knowledge network and blockchain technology.

The company is developing its product raising funding by extending its CF raise. Because the business is a startup it currently has a minimal burn rate of less than $1000 per month. Therefore, even at the low end of the capital raising the company is viable. The objective of the continuing fundraising is to support product demonstration and trial.

Liquidity and Capital Resources

On the Company has conducted an offering pursuant to Regulation CF and raised $114,802.50 to date. We are continuing to raise funds through the Reg CF offering.

The Company is exploring sources of capital in addition to the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company is negotiating with an Indian manufacturing company to use the Cen technology in its operations and license celebrities to operate as Avatars characters. This will likely be Cen's first paid trial and might result in future business directly or through partnering arrangements.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Two directors and a shareholder, Ed Guy, James Tagg and Kelly Garnell
Relationship to the Company	Two Directors and a shareholder
Total amount of money involved	$46,000.00
Benefits or compensation received by related person	Providing capital to the Company
Benefits or compensation received by Company	No interest loan
Description of the transaction	The company has been loaned an aggregate of approximately $46,000 by two directors and a shareholder, Ed Guy, James Tagg and Kelly Garnell, which shall be repaid if we raise more than $500,000.
Related Person/Entity	James Tagg, Ed Guy
Relationship to the Company	CEO, CTO
Total amount of money involved	$365.17
Benefits or compensation received by related person	Tokens
Benefits or compensation received by Company	Cash
Description of the transaction	The Company has also issued Token Rights representing 500,000,000 Tokens to management and advisors, for nominal

	consideration, and may issue additional Token Rights or Tokens (when and if developed) to management and advisors. For those Token Rights, 191,011,235 Token Rights were issued to James Tagg, our CEO, CFO and a director, and 174,157,303 Token Rights were issued to Ed Guy, our secretary and a director.
Related Person/Entity	Penrose Institute for Knowledge
Relationship to the Company	James Tagg is a director and Erik Viirre is a founder of Penrose Institute, as well as directors/officers of the Company
Total amount of money involved	$75,000.00
Benefits or compensation received by related person	Compensation for services
Benefits or compensation received by Company	Services
Description of the transaction	The company intends to contract with The Penrose Institute for knowledge management and research services. If the company raises $1,070,000 dollars this will amount to a payment of $75,000 for the development of rules to govern the valuation of knowledge and other basic research. Payments will be made upon completion of works.

Related Person/Entity	James Tagg and Erik Viirre
Relationship to the Company	CEO and CIO
Total amount of money involved	$800,000
Benefits or compensation received by related person	Fees for sale of patent
Benefits or compensation received by Company	Free license of patent and eventual ownership of patent
Description of the transaction	The Company has entered into an agreement with the related persons to acquire a patent if and when the Company raises more than $30m or earlier at the discretion of the Company. In the meantime, the patent is

	licensed exclusively to Company for at no cost.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/James Tagg
(Signature)

James Tagg
(Name)

CEO, President, & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/James Tagg
(Signature)

James Tagg
(Name)

CEO, President & Director
(Title)

4/30/19
(Date)

/s/Ed Guy
(Signature)

Ed Guy
(Name)

CTO, Secretary & Director
(Title)

4/30/19
(Date)

/s/Erik Viirre
(Signature)

Erik Viirre
(Name)

CIO & Director
(Title)

4/30/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Cen, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2018

CEN, INC.

TABLE OF CONTENTS

CEN, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$	29,691
Total Current Assets		29,691
TOTAL ASSETS	$	29,691

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)

Current Liabilities:

Accounts payable and accrued expenses	$	12,400
Total Current Liabilities		12,400
Non-Current Liabilities:		
Loans payable - related party		46,114
Total Non-Current Liabilities		46,114
Total Liabilities		58,514

Stockholders' Equity/(Deficit):

Class A common stock, $0.0001 par value, 10,000,000 shares authorized, 8,900,000 shares issued and outstanding as of December 31, 2018	890
Class B common stock, $0.0001 par value, 10,000,000 shares authorized, 29,684 shares issued and outstanding as of December 31, 2018	3
Additional paid-in capital	96,775
Subscription receivable	(3,100)
Accumulated deficit	(123,391)
Total Stockholders' Equity/(Deficit)	(28,823)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 29,691

CEN, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from February 9, 2018 (inception) to December 31, 2018

		2018
Net revenues	$	518
Costs of net revenues		(11,910)
Gross profit/(loss)		(11,392)
Operating Expenses:		
General and administrative		69,777
Sales and marketing		12,756
Total Operating Expenses		82,533
Loss from operations		(93,925)
Other Income (Expense):		
Interest income		66
Total Other Income (Expense)		66
Provision for Income Taxes		-
Net Loss	$	(93,859)

CEN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the period from February 9, 2018 (inception) to December 31, 2018

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-In Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
	Number of Shares	Amount	Number of Shares	Amount				
Balance at February 9, 2018 (inception)	8,900,000	$ 890	-	$ -	$ -	$ -	$ (29,532)	$ (28,642)
Issuance of Class B Common Stock	-	-	29,684	3	117,900	-	-	117,903
Stock subscriptions receivable	-	-	-	-	-	(3,100)	-	(3,100)
Offering costs	-	-	-	-	(21,125)	-	-	(21,125)
Net loss	-	-	-	-	-	-	(93,859)	(93,859)
Balance at December 31, 2018	8,900,000	$ 890	29,684	$ 3	96,775	$ (3,100)	$ (123,391)	$ (28,823)

CEN, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from February 9, 2018 (inception) to December 31, 2018

		2018
Cash Flows From Operating Activities		
Net Loss	$	(93,859)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accounts payable		2,400
Increase/(Decrease) in accrued expenses		10,000
Net Cash Used In Operating Activities		(81,459)
Cash Flows From Financing Activities		
Advances from related parties		16,582
Proceeds from issuance of Class B Common Stock		114,803
Receipt of stock subscription receivable		890
Offering costs		(21,125)
Net Cash Provided By Financing Activities		111,150
Net Change In Cash		29,691
Cash at Beginning of Period		-
Cash at End of Period	$	29,691
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

CEN, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from February 9, 2018 (inception) to December 31, 2018

NOTE 1: NATURE OF OPERATIONS

CEN, Inc. (the "Company"), is a corporation formed on February 9, 2018 under the laws of Delaware. The Company is engaged in the artificial intelligence (AI) and blockchain markets. The Company's mission is to provide a fair partnership between AI and human intelligence (HI) distributed on the blockchain. The Company's headquarters are located in La Jolla, California.

As of December 31, 2018, the Company had not commenced planned full-scale principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities, preparations to raise capital, and efforts to commence US sales. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

CEN, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from February 9, 2018 (inception) to December 31, 2018

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable input reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018, the Company carried no receivables.

Stock Subscriptions Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet. As of December 31, 2018, $3,100 was recorded as a contra account to stockholders' equity/(deficit)

CEN, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from February 9, 2018 (inception) to December 31, 2018

on the balance sheet for unfunded subscriptions related to the Crowdfunding campaign, as funding for the receivables was not yet received by the Company prior to the issuance of these financial statements. See Note 4 for a description of stock issuances.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2018, the Company held no property or equipment.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are recognized upon fulfilment of sales and recorded to deferred revenues for the period from payment until fulfilment is complete.

Costs of Net Revenues

The component of costs of net revenues is the fees paid to its contractors.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As discussed in Note 5, certain expenses totaling $29,532 were incurred prior to the Company's inception and are recognized in these financial statements as being incurred effective on the inception date.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. A total of $21,125 offering costs was incurred as of December 31, 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of

CEN, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from February 9, 2018 (inception) to December 31, 2018

the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $93,859 as of December 31, 2018. The Company pays Federal and state taxes at a blended effective rate of 28% and has used this effective rate to derive net deferred tax assets of $26,265 as of December 31, 2018, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and California state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned full-scale principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated substantial revenues as of December 31, 2018, had a net loss of $93,859 for the period ended December 31, 2018, had negative cash flows from operations of $81,459 for the period ended December 31, 2018 and has limited available liquidity with just $28,823 of cash as of December 31, 2018. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

CEN, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from February 9, 2018 (inception) to December 31, 2018

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company has authorized 10,000,000 shares of Class A Common Stock with par value of $0.0001 per share. Holders of Class A Common Stock have one vote per share held. As of December 31, 2018, 8,900,000 shares of Class A Common Stock were issued and outstanding.

The Company has authorized 10,000,000 shares of Class B Common Stock with par value of $0.0001 per share. Holders of Class B Common Stock have no voting rights. As of December 31, 2018, 29,684 shares of Class B Common Stock were issued and outstanding.

The Company's Class A Common Stock and Class B Common Stock have identical rights and benefits other than voting.

Stock Issuances

On February 9, 2018 (inception), the Company issued to its directors a total of 7,900,000 shares of Class A Common Stock at $0.0001 per share, in exchange for stock subscriptions receivable totaling $790. Also, on February 9, 2018 (inception), the Company issued a total of 1,000,000 shares of Class A Common Stock at $0.0001 per share, in exchange for a stock subscription receivable totaling $100. These stock subscription receivables were all paid in 2018.

The stock issuances were conducted under terms of restricted stock purchase agreements but contained no vesting provisions.

Crowdfunding Offering

On May 2, 2018, the Board of Directors of the Company authorized officers of the Company to sell and offer up to $1,070,000 in securities through an offering under Regulation Crowdfunding. The securities consist of shares of the Company's Class B Common Stock that include rights to BIT Tokens. During 2018, the Company sold a total of 29,684 shares of Class B Common Stock for gross proceeds of $117,903. Of such, 2,035 shares were issued at $3.64 per share for gross proceeds of $7,400; 274 shares were issued at $3.65 per share for gross proceeds of $1,000; and 27,375 shares were issued at $4 per share for gross proceeds of $109,503.

NOTE 5: RELATED PARTY TRANSACTIONS

Loans Payable – Related Party

The Company had loans payable to shareholders of the Company of $29,532 as of February 9, 2018 (inception). Prior to the Company's formation, development activities commenced, and certain startup expenses were incurred; shareholder advances that comprise the loan payable balance were used to pay such expenses. The expenses were paid out of a bank account controlled by a third party related to the Company via mutual ownership by one of the Company's shareholders. The Company did not share any expenses with the related party and management asserts that the allocation

CEN, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the period from February 9, 2018 (inception) to December 31, 2018

methodology used is reasonable and reflects management's estimate of what the expenses would have been on a stand-alone basis. The expenses are recorded on the balance sheet as a reduction to retained earnings/(accumulated deficit) as of February 9, 2018 (inception). During 2018, the Company's loans payable to related party balance increased by $16,582. The additional advances were used for development activities and certain startup expenses, travel expenses, and production equipment and services expenses incurred by the Company.

As of December 31, 2018, the total loans payable to shareholders is $46,114 which represents cash loaned to the Company outside of a formal agreement and without interest terms. The loans are repayable upon receipt by the Company of investment in excess of $500,000 or more, and accordingly has classified this liability as non-current.

Invention License and Purchase Agreement – Related Party

The Company is in the process of executing an invention license agreement with directors of the Company. The Company plans to agree to purchase from directors of the Company the Cen invention and all derivative works for $800,000 upon receipt by the Company of investment in excess of $30 million (the trigger event) or upon agreement of the directors. Prior to the trigger event, the Company will be granted exclusive, perpetual, fully-paid and royalty-free worldwide license to the Cen invention, with rights to sublicense, reproduce, make derivative works of, distribute, display, use, sell, offer for sale, and exercise any and all present or future rights in the Cen invention. The trigger event shall be deemed to have occurred if there is a change in control of CEN Inc., and the license shall transfer upon payment. The license terminates upon dissolution of CEN Inc., if a trigger event and payment has not taken place. As of December 31, 2018, no trigger event has occurred.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

BIT Tokens

Effective February 9, 2018 (inception), the Company committed to issue to its directors a total of 443,820,225 BIT Tokens (Basic Intelligence Tokens, or "Tokens") at $0.000001 per Token, in exchange for token subscriptions receivable totaling $443. Also, effective February 9, 2018 (inception), the Company issued a total of 56,179,775 Tokens at $0.000001 per share, in exchange for a token subscription receivable totaling $56. Because the Tokens have not yet been generated or issued, a receivable has not been recorded on the balance sheet as of December 31, 2018.

The Token issuance commitments were conducted under terms of a restricted token purchase agreement. The Tokens have no voting rights and no rights to dividends, do not share in any distribution of cash, property, or shares of stock, do not have any rights to assets of the Company, and will not receive any consideration in a sale of the Company.

The Tokens are subject to certain lockup provisions. Contractual lockup provisions are included in the restricted token purchase agreements and restrict the sale or transfer of Tokens by subjecting Tokens to a lockup or vesting period of 2 to 4 years from the date of agreement. Tokens vest linearly on a monthly basis. In addition to contractual lockup provisions, Tokens may not be traded until the following provisions have been met:

- The "hold" period for the purchase method has been met, typically one year from the close of an offering;
- Regulatory obligations have been met, and the Company has received any necessary release from regulators, exchanges, SROs, et al.;
- The tokens have been created, tested and distributed and any final audits have been undertaken, whether by the Company or third parties;
- Any alignment date chosen and set by the Company has been reached, such that all the holders of tokens begin trading on a "first day of trading"; and
- The tokens are still deemed a security at the time of trading, that an ATS has agreed to trade the tokens, and that an exchange has agreed to list the tokens.

There is a risk that the Company will never meet the conditions necessary to launch the Tokens or to satisfy the lockup provisions described above.

Also, effective February 9, 2018 (inception), the Company entered into advisor token agreements with strategic and expert level advisors. In order to retain the services of advisors, the Company is committed to providing compensation in the form of Tokens to such advisors. The Company intends to issue a total of 18,000,000 Tokens at $0.000001 per Token to the advisors, in exchange for token subscriptions receivable totaling $18. Because the Tokens have not yet been generated or issued, a receivable has not been recorded on the balance sheet as of December 31, 2018. Tokens issued under the advisor token agreements are subject to the lockup provisions described above.

During 2018, through the Crowdfunding campaign, the investors were entitled to 2,404,900 Tokens. Because the Tokens have not yet been generated or issued, a receivable has not been recorded on the balance sheet as of December 31, 2018.

The Company has authorized a total 3,000,000,000 Tokens with par value of $0.000001 per Token as of February 9, 2018 (inception). Tokens are considered debt securities of the Company and will be recorded at fair value upon issuance. As of December 31, 2018, the Company committed to issuing 520,404,900 Tokens to directors, advisors, and others. No Tokens were created, tested, distributed, issued, or outstanding as of December 31, 2018.

Sponsorship Agreement

On April 6, 2018, the Company entered into a sponsorship agreement with MONage, Inc. to sponsor a marketing event. The Company agreed to pay for such sponsorship with $10,000 of the Company's BIT Tokens, payable within 24 hours of the Company's token generation event (TGE), and at a price per Token equal to the highest discount offered during the token sale. In the event that a TGE does not occur, the Company is committed to paying for the sponsorship in $10,000 cash, due by December 15, 2018. As of December 31, 2018, there is $10,000 accrued in relation to this as no TGE has occurred.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Offering

In 2019, the Company continued its Regulation Crowdfunding offering discussed in Note 4, offering shares of Class B Common Stock at $4 per share. The Company has issued 2,600 shares for gross proceeds of $10,400 in 2019 through the issuance of these financial statements. These include rights to BIT Tokens.

Management's Evaluation

Management has evaluated all subsequent events through April 30, 2019, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.